                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          For the Month Ended                    Commission file number
           November 30, 2004                            0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F   X                            Form 40-F
                        ------                                   ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                      No    X
                  ------                                   ------

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

                           Total number of pages is 77

                                      1

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Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

THE 6-K DATED NOVEMBER 22, 2004 CONTAINS THE FOLLOWING DOCUMENTS AS PRINTED:

      o    2004 ANNUAL REPORT

      o    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

      o    MANAGEMENT PROXY CIRCULAR

      o    FORM OF PROXY (ENGLISH)


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[GRAPHIC]



2004 ANNUAL REPORT
SAND TECHNOLOGY INC.



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                                   CONTENTS

                              SAND TECHNOLOGY INC.


LETTER TO SHAREHOLDERS............................................................................................1


FINANCIAL HIGHLIGHTS..............................................................................................3


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............................5


AUDITORS' REPORT.................................................................................................27


CONSOLIDATED BALANCE SHEETS......................................................................................28


CONSOLIDATED STATEMENTS OF OPERATIONS............................................................................29


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY..................................................................30


CONSOLIDATED STATEMENTS OF CASH FLOWS............................................................................31


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS...................................................................32


DIRECTORS AND OFFICERS...........................................................................................49


SHAREHOLDERS' INFORMATION........................................................................................50


SAND Technology and Nucleus are registered trademarks and, Nucleus Server, N:
VECTOR, Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, Sand Online and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED!, Nucleus E!, Nucleus Adviser, Sand Analytic Server, Sand Analytic Warehouse, See what's on the Horizon, Analytics @ the Speed of Business, and all related SAND- and Nucleus-based marks and designs are trademarks of Sand Technology Inc. Other trademarks are the property of their owners.

         CERTAIN STATEMENTS CONTAINED IN THIS ANNUAL REPORT ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO SAND ON THE DATE OF THIS ANNUAL REPORT. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

                                                                November 9, 2004

To my fellow shareholders:

I am pleased to again have this opportunity to communicate with you concerning the events of the 2004 fiscal year, interesting events subsequent to the year end and our plans for the new fiscal year.

We began fiscal 2004 with the announcement that we had successfully sold our customer insight systems integration division ClarityBlue to an investment group headed by ClarityBlue management. This was an important turning point for SAND. The ClarityBlue strategy had been to use the systems integration approach to acquire reference customers for SAND products. By the end of 2003 it had succeeded in that goal, but was also diffusing management attention by forcing us to concentrate to two business models - systems integration, and our core business of product sales. In addition having a "captive" system integrator component to our business was causing channel conflict as it proved an impediment to other integrators choosing to work with SAND, and partnering is an important component of our go to market strategy. While they remain distribution partners today, and we benefit from an ongoing revenue stream as they succeed, the sale of ClarityBlue generated operating capital, cleared the road for additional partnering and allowed us to focus on the core mission of delivering high performance software to the business intelligence market.

The focus for the year just ended has been in adding new software to our offering and in developing channels to market for those products.

On the product front, we received a significant boost in the industry when the Meta Group chose to feature the SAND Analytic Server as one of just seven products showcased in their 2004 Enterprise Data Warehouse MetaSPECTRUM report. This report placed SAND in the company of market leaders such as Oracle, IBM and NCR Teradata and is strong testimony to our product strength.

The SAND Analytic Server (based on the underlying Nucleus data base engine) is recognized as one of the key platforms for rapidly delivering complex multi-user analytic applications and hosting high performance business intelligence. It is focused on providing organizations with greater information agility, the ability to rapidly and spontaneously access and work with their corporate data, unrestrained by the structure imposed by traditional data warehouses.

In the fourth quarter of the year SAND introduced a strong new complimentary patent-protected product, the SAND Searchable Archive. This product is designed to allow organizations to efficiently keep terabytes of corporate information in a small fraction of the space that is required for a traditional data warehouse. As an example of its efficiency our first users have experienced a reduction in storage requirements of 90-95% over what would be required for the same performance in a relational database. This product's focus is information longevity, the ability to keep data for longer periods in a usable, affordable format, and thus make more data available to users as part of their standard business analysis.

There are two trends driving the need for this product. The first is the unrelenting growth in operational data that organizations need to access to understand their business. Despite the fact that data storage costs are declining at 15% a quarter and that (as stated in Moore's law)



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processing power is doubling every 18 months, organizations are not able to get ahead of the data growth curve. The second exacerbating trend is the pressure from new regulatory and compliance issues, such as Sarbanes-Oxley and Basel II, that are requiring organizations to keep more data around for longer and longer periods of time. The pressure here is so immense that Meta Group is on record as predicting that the market for database archiving will be $2.4 billion by 2007.

This product is getting high initial acceptance for the market. In addition to direct customer purchases, in early October we were pleased to be able to announce a collaboration agreement with SAP whereby the SAND Searchable Archive will be an active part of SAP's BI environment as a component targeted at taming the unrestrained growth of data. To sum up neatly, Bloor Research, in a recent review said

          " - functional, and it saves you money. That sounds like a recipe for something you need to look at."

Individually or as a suite, the SAND Analytic Server and the new SAND Searchable Archive are important catalysts in allowing organizations to improve their business intelligence by improving access to their corporate data.

Commercially this has been a year focused on building distribution channels to replace the system integrator-driven model of the past years.

Our relationship with Accenture has grown from our initial collaboration in their Government practice, to include initiatives in Financial Services, Telecommunications, Business Intelligence, and Customer Relationship Management. In addition to our partnership with ParkCity Solutions in the Health Vertical we also add TopEnd Solutions of Seoul Korea as our first Pacific Rim distributor.

In addition we have added five experienced business development representatives in North America, focused on Telecommunications, Financial Services, Major Retail and Strategic Accounts, and two new representatives in Europe focused on strategic partnerships.

Though these initiatives did not yield the results I expected in fiscal 2004, we are entering this year with a strong, trained and motivated channel, armed with an enhanced product set and I believe that 2005 will be a significant year for SAND. There has been some evidence in the past that the products we offered were ahead of the needs of the mainstream market place and as a result we were fighting hard-pressed niche battles. I am confident that SAND's agenda is now the agenda of the market as a whole - easier, better access to more information for better decision making. And therefore, this will be SAND's year.

Thank you for your continued belief in the SAND vision and your continuing support for SAND Technology, and I look forward to keeping you abreast of exciting Company developments going forward.

Arthur G. Ritchie
Chairman, President and Chief Executive Officer



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FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

     The audited consolidated financial statements of the Corporation for fiscal year 2004 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche LLP, auditors of the Corporation. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)


                                                                        FISCAL YEAR ENDED
                                                --------------------------------------------------------------
                                                     7/31/04              7/31/03               7/31/02
                                                --------------------------------------------------------------
                                                        CA                   CA                    CA

Rates of exchange
   At period end -- US$...................             $1.33                $1.40                  $1.58
   Average for the period.................             $1.34                $1.50                  $1.57

Results of Operations
   Net Sales..............................            $5,349              $31,683                $13,922
   Research and Development Costs.........           ($3,309)             ($3,311)               ($4,888)
   Selling, General and Administrative
     Expenses.............................           ($7,605)            ($16,582)              ($16,033)
   Amortization...........................             ($242)             ($1,077)               ($1,505)
   Cost of Sales and Product Support......           ($1,652)            ($12,510)               ($6,474)
   Operating income (loss)................           ($7,459)             ($1,797)              ($14,978)

Other Income (expense)....................              $329                ($167)                  $166

Gain on Sale of Subsidiary................                                $11,757

Net Income (Loss).........................           ($7,130)              $9,793               ($14,812)

Financial Position
   Working Capital........................           $11,523              $19,133                 $7,562
   Total Assets...........................           $15,991              $24,026                $15,528
   Total Liabilities......................            $3,632               $4,344                 $5,584
   Shareholders' Equity...................           $12,359              $19,682                 $9,944

Earnings (Loss) per Share.................            ($0.55)               $0.74                 ($1.12)
Weighted Average Numbers of Shares
   outstanding during each period (000's)             13,080               13,189                 13,186

The same data, presented in conformity with US GAAP, is shown on the next page.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                                        FISCAL YEAR ENDED
                                               --------------------------------------------------------------
                                                     7/31/04              7/31/03               7/31/02
                                               --------------------------------------------------------------
                                                        CA                   CA                    CA
Rates of exchange
   At period end -- US$...................            $1.33                 $1.40                  $1.58
   Average for the period.................            $1.34                 $1.50                  $1.57

Results of Operations
   Net Sales..............................            $5,349              $31,683                $13,922
   Research and Development Costs.........           ($3,309)             ($3,311)               ($4,888)
   Selling, General and Administrative
     Expenses.............................           ($7,605)            ($16,582)              ($16,033)
   Amortization...........................             ($242)             ($1,077)               ($1,505)
   Cost of Sales and Product Support......           ($1,652)            ($12,510)               ($6,474)
   Operating income (loss)................           ($7,459)             ($1,797)              ($14,978)

Other Income (expense)....................              $329                ($167)                  $166

Gain on Sale of Subsidiary................                                $11,757

Net Income (Loss).........................           ($7,130)              $9,793               ($14,812)

Financial Position
   Working Capital........................           $11,523              $19,133                 $7,562
   Total Assets...........................           $15,991              $24,026                $15,528
   Total Liabilities......................            $3,632               $4,344                 $5,584
   Shareholders' Equity...................           $12,359              $19,682                 $9,944

Earnings (Loss) per Share.................            ($0.55)               $0.74                 ($1.12)
Weighted Average Numbers of Shares
   outstanding during each period (000's)             13,080               13,189                 13,186

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES TO THEM FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED JULY 31, 2004, AND THE INFORMATION INCLUDED IN THE ANNUAL REPORT OF THE CORPORATION. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON OCTOBER 29, 2004. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 13 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 2002", "FISCAL 2003" AND "FISCAL 2004" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 2002, JULY 31, 2003 AND JULY 31, 2004, RESPECTIVELY.

OVERVIEW

         SAND Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc.



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         Some years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.

         We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND Analytic Server, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals, and to store that data with orders of magnitude more efficiency than what is generally possible using more traditional database products. The SAND Analytic Server, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in 2004 of the SAND Searchable Archive to our portfolio enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications such as Sarbanes-Oxley and Basel II.

         Initially SAND offered products primarily as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded with the name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND Analytic Server product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the UK.

Sale of ClarityBlue

With the growth of ClarityBlue's successes in the market place, we were faced with ever-increasing demands for resources to fuel that growth. Often, ClarityBlue contracts involved investment in staff and infrastructure on our part that would only be recovered from the client over multiple years. At the same time, while ClarityBlue was generating



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strong reference customers for SAND products and proving their effectiveness as a platform for systems integrators to competitively stage large projects - our preferred distribution channel - the systems integration community - was wary of our "in-house" competition.

Meanwhile, industry analysts we consulted, who understood the need for us to initially "seed" ClarityBlue in order to provide "proof statements" of our product capabilities, began questioning, as did our management, whether a company of our size had the resources to both grow an integrator division and capitalize on the opportunity presented by the growing market acceptance of the SAND Analytic Server products.

As a result, the decision was taken to sell the ClarityBlue division by means of a management buyout to the management team operating ClarityBlue. The transaction was completed at the end of July 2003 and provided us with the following benefits:

          o SAND can now focus its resources on the SAND Analytic Server product set while considerably reducing its operational run-rate

          o SAND has ClarityBlue as a customer for our SAND Analytic Server products.

          o SAND can continue to leverage the success of the ClarityBlue model to recruit other systems integrators without the spectre of unfair competition

          o SAND still has a direct commercial presence in the United Kingdom through the novation of customer contracts formerly serviced by ClarityBlue

          o SAND received cash of approximately $20 Million in the sale, thereby stabilizing SAND in the eyes of prospective business partners and customers


DEVELOPMENTS IN 2004

Because of ClarityBlue's demonstrated competitive edge through using the SAND Analytic Server as a high performance systems integration platform, we are now able to move with increased speed to secure effective partnerships with organizations acknowledged for their thought leadership in key application areas. While it may take some time for these partnerships with systems integrators and application vendors to mature into predictable revenue-producers, we now have the ability to both attract and develop these channels and to continue to benefit commercially from the continued success of ClarityBlue.

Products and Services

         SAND initially developed a unique data storage and manipulation architecture known as the SAND Analytic Server, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in



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the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need to be better managers.

         The SAND Analytic Server, based on SAND's patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access. The SAND Analytic Server, or the Nucleus products upon which it is based, is already being used to provide fast measurable business benefit in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

         In 2004 we introduced a second patent protected product, the SAND Searchable Archive. This product builds on SAND's strength in advance data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes.

         The SAND Searchable Archive is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product and technology and has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

         The SAND Searchable Archive works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. An initial contract is in place with SAP to develop a specialized version to support its customers' specific challenges in managing data growth.

         The SAND Analytic Server and the SAND Searchable Archive incorporate a number of advanced technologies. Its development has already required, and will continue to require, substantial investment in research and development.

Marketing and Sales

         Our corporate headquarters are located in Montreal where we also have development and sales resources offices in Kenilworth, New Jersey, McLean, Virginia and Pasadena, California, through SAND Technology Corporation ("SAND USA") support the development and distribution of the SAND Analytic Server and future products in the United States.

         Following the sale of ClarityBlue, we relocated our offices in the United Kingdom to Basingstoke, southwest of London. We have an office in Hamburg, Germany, through SAND Technology Deutschland GmbH.

         We have alliances or commercial relationships with, among others, SAP, IBM, Microsoft, Oracle, Ab Initio, Hyperion Software, Business Objects, Information Builders, Perot Systems, Sema/Schlumberger, DunnHumby, FDI and TopEnd Solutions. The United States General Services Administration (GSA) has officially approved the addition of The Nucleus Product Suite to a GSA Supply Schedule. In addition, we now have marketing arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

         Our long term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

In the fiscal year ended July 31, 2004, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

o        We have an executed license agreement with the customer;



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o We have delivered the software product to the customer;
o The amount of the fees to be paid by the customer is fixed and determinable;
  and
o Collection of these fees is deemed probable.

Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

PRODUCT REVENUE

Currently, product revenue consists of the following:

     o Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and all revenue recognition criteria are met.

     o Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

During fiscal 2004, a marginal portion of our revenues came from solution sales in addition to software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

SAND reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

Our customers have traditionally been and continue to be reluctant to make large commitments in up-front license fees, especially in a tight capital budget allocation process that our customers generally face internally. Therefore, our revenues from license and maintenance arrangements have been and are expected to be lower until our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we will be using the residual method to record revenues for such new product sales. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenue from implementation and customer service fees is recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

RESULTS OF OPERATIONS
FISCAL 2004 COMPARED WITH FISCAL 2003

Revenue

     Our sales in fiscal 2004 were $5,349,214, a decrease of 83% from sales of $31,682,536 in fiscal 2003.

     Our sales in fiscal 2004 in North America were $1,503,184, a decrease of 56% from sales of $3,423,142 in fiscal 2003. In Europe, sales in fiscal 2004 were $3,846,030, a decrease of 86% from sales of $28,259,394 in fiscal 2003.

     The substantial decrease in our revenues for fiscal 2004 is associated primarily with the change in business model. Last year, our ClarityBlue division generated significant revenue associated with its systems integration and implementation assignments in Europe. Although our new model allows these types of assignments, the significance of these systems integration and implementation revenues have decreased substantially. In North America, the decrease in revenue stems from caution related to sales and marketing expenses while we fully engage the new partner sales model.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses decreased by 54% to $7,604,541 for the fiscal year ended July 31, 2004 from $16,581,789 for the fiscal year ended July 31, 2003. The decrease is primarily due to the disposal of ClarityBlue and lower sales related costs such as commissions. The decrease was partially offset by the increased costs associated with marketing and sales efforts to address different industry segments in North America and at the international level. During fiscal 2005, SAND anticipates that selling, general and administrative expenses may decline as a percentage of total revenues.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained constant at $3,308,789 for the fiscal year ended July 31, 2004 compared to $3,310,709 for the fiscal year ended July 31, 2003. The relatively constant amount devoted to research and development expenses in absolute dollars reflects an actual reduction in costs of over 9% offset by a lower level of tax incentives received. This level of expenditures also reflects the current stage of development of the SAND Analytic Server and the SAND Searchable Archive. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2005 we expect that research and development expenditures will not vary significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales decreased by 87% to $1,652,369 for the fiscal year ended July 31, 2004 from $12,510,215 for the fiscal year ended July 31, 2003. This decrease reflects the decrease in revenue. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel, relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2004, reaching an amount of $7,458,973 as compared to a loss of $1,797,002 for the fiscal year ended July 31, 2003. This reflects the transitional nature of fiscal 2004 from the sale of ClarityBlue towards the new business model of SAND. Also, the Company incurred expenditures in improving our SAND Analytic Server, bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND Analytic Server and the SAND Searchable Archive, and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     Cash and investments at July 31, 2004 were $12,601,393 compared with $20,344,426 at July 31, 2003. The decrease is mainly due to operating activities which used cash in an amount of $7,530,932. Investing activities used cash in an amount of $529,742 while financing activities generated $317,641 as a result of the collection of the Balance of Sale receivable from ClarityBlue. We believe that we have sufficient internal resources available to fund our expected working capital requirement through fiscal 2005

FISCAL 2003 COMPARED WITH FISCAL 2002

Revenue

     Our sales in fiscal 2003 were $31,682,536, an increase of 128% from sales of $13,922,077 in fiscal 2002.

     Our sales in fiscal 2003 in North America were $3,423,142, a decrease of 23% from sales of $4,417,697 in fiscal 2002. In Europe, sales in fiscal 2003 were $28,259,394, an increase of 197% from sales of $9,504,380 in fiscal 2002.

     The increase in sales was primarily due to increased market acceptance for our SAND Analytic Server, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services. In North America, the decreased revenue resulted from limiting our expenditures relative to direct sales as well as dealing with the productivity issues associated with direct sales, all while we started to build effective partner strategies.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities agree associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses excluding amortization increased by 3% to $16,581,789 for the fiscal year ended July 31, 2003 from $16,033,249 for the fiscal year ended July 31, 2002. The increase was primarily due to foreign exchange fluctuation where the company recorded a $638,897 loss compared to foreign exchange gain of $1,236,840 for the fiscal year ended July 31, 2002. This increase was significantly offset by the decrease in bad debt expense due to an unusual item in 2002 that was not repeated in 2003.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses decreased by 32% to $3,310,709 for the fiscal year ended July 31, 2003 from $4,887,581 for the fiscal year ended July 31, 2002. As a percentage of total revenues, research and development expenses were 10% compared to 35% for the year ended July 31, 2002. The decline in the amount devoted to research and development expenses as a percentage of total revenues reflected the current stage of development of the SAND Analytic Server. We believe that continuing investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 93% to $12,510,215 for the fiscal year ended July 31, 2003 from $6,473,974 for the fiscal year ended July 31, 2002. This increase, which reflected the increase in revenues, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Income from operations substantially improved for the fiscal year ended July 31, 2003, reaching an operating loss, before taxes, of $1,797,002 as compared to an operating loss of $14,977,714 for the fiscal year ended July 31, 2002, an improvement that reduced the loss by 88%. We started to reap the benefits and the favourable results flowing from the substantial expenditures incurred in bringing our SAND Analytic Server to market and in further establishing the infrastructure associated with our direct sales force to support our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our SAND Analytic Server and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     Cash and investments at July 31, 2003 were $20,344,426 compared with $5,958,011 at July 31, 2002.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other information in the Annual Report, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

         Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $2,866,907 in fiscal 2000, $8,522,676 in fiscal 2001, $14,812,001 in the fiscal 2002 and $7,129,930 for the fiscal year ended July 31, 2004. Although, fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the USA and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

         We expect to continue to incur substantial operating expenses in the foreseeable future in relation to our revenue base and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

o OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

         Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

o BECAUSE WE ARE NOW SEEKING TO SECURE EFFECTIVE PARTNERSHIPS WITH SYSTEMS INTEGRATORS AND APPLICATION VENDORS, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

         Your evaluation of our business is more difficult because we are moving to secure effective partnerships with systems integrators and application vendors which may take some time to mature into predictable revenue producers. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

o WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

         Though we plan to continue to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play an important role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o WE DEPEND ON KEY PERSONNEL.

         Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o OUR PRODUCT SALES CYCLE IS LENGTHY.

         The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of the SAND Analytic Server is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

o WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

         Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND Analytic Server effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

         We compete in the highly competitive computer software industry as a result of bringing our SAND Analytic Server and more recently the SAND Searchable Archive to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products, which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation:

- other companies that may in the future announce offerings of enterprise business intelligence solutions.

         Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

         Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

         We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

         We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

         Although the sale of ClarityBlue has reduced the importance of revenues earned outside North America, these revenues are expected to be significant nonetheless in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 68%, 89% and 72% of our total revenue for fiscal 2002, 2003 and 2004, respectively. We now have sales offices in the United Kingdom and Germany.

         A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

         There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND THE SAND SEARCHABLE ARCHIVE TO GENERATE MOST OF OUR REVENUE.

         We expect the sale of our SAND Analytic Server and SAND Searchable Archive to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

         The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

         We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

         In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

o WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

         We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND Analytic Server and our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND Analytic Server and our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

o AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

         Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

o THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

         We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have seven United States patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

         Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

o SHARES ELIGIBLE FOR FUTURE SALE.

         Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

         The exercise of existing outstanding warrants and options and the number of Class A common shares available for future issuance may substantially dilute the value of our Class A common shares.

         We are authorized to issue an unlimited number of Class A common shares, of which 12,909,751 shares are outstanding as of October 29, 2004, and we have reserved an additional 1,504,000 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have granted rights to purchase

1,504,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.00 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE NASDAQ SMALLCAP MARKET HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

         Our Class A common shares are currently listed on the Nasdaq SmallCap Market System ("NASDAQ"). The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$0.65 to a high of US$1.64 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the NASDAQ SmallCap Market and the equity markets for software companies in particular, have over the past years experienced extraordinary price and volume volatility and a significant cumulative overall decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

o OUR CLASS A COMMON SHARES MAY BE DELISTED FROM THE NASDAQ MARKET SYSTEM

         We have received notice from the staff of NASDAQ that the price of our Class A common shares has closed for thirty consecutive days below the minimum US$1.00 per share required for continued listing on the Smallcap Market System. The notice indicated that we have at least until January 31, 2005 to regain compliance. This deadline may be extended by another 180 days if NASDAQ determines that we meet the NASDAQ SmallCap Market initial listing criteria except for the bid price criteria. One last extension may be available if we still satisfy the initial listing criteria until the next shareholders meeting, which may be in the latter months of the 2005 calendar year, provided that we commit to seek shareholder approval for a reverse stock split before the next shareholder meeting and to promptly thereafter effect the reverse stock split. If we do not regain compliance when required by this time schedule, the staff of NASDAQ will provide us a written notification that our securities will be delisted. The delisting of our Class A common shares from the SmallCap Market System may result in a significantly less active market for those shares.

o EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US

         Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 26.6% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 16.6% of SAND's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 7.9% of our Class

A common shares, while George Wicker, Executive Vice President of SAND Technology Corporation, beneficially owns 2.1% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of SAND's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

o OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

        Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.

CONSOLIDATED FINANCIAL STATEMENTS OF

SAND TECHNOLOGY INC.

JULY 31, 2004, 2003 AND 2002

                           [INTENTIONALLY LEFT BLANK]

[LETTERHEAD]


AUDITORS' REPORT

To the Shareholders of
Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards of the Public Company Accounting Oversight Board in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2004 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Chartered Accountants

September 17, 2004


COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation's financial statements, such as the changes described in Note 1 in the financial statements. Our report to the Shareholders and Board of Directors, dated September 17, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP
Chartered Accountants

September 17, 2004

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2004 AND 2003
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                    2004                 2003
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
ASSETS
Current assets
    Cash and cash equivalents                                                     12,601,393           20,344,426
    Accounts receivable                                                            2,364,655            2,340,868
    Prepaid expenses                                                                 188,680              203,331
    Balance of sale receivable (Note 2)                                                    -              588,483
-------------------------------------------------------------------------------------------------------------------
                                                                                  15,154,728           23,477,108

Capital assets, net (Note 3)                                                         392,585              548,719
Other asset (Note 4)                                                                 443,388                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                  15,990,701           24,025,827
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities                                       1,881,113            2,979,643
    Deferred revenue                                                               1,554,785            1,139,609
    Deferred credits                                                                 195,581              224,917
-------------------------------------------------------------------------------------------------------------------
                                                                                   3,631,479            4,344,169
-------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 5)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,997,551 Class "A"common shares
               (13,164,327 in 2003)                                               38,556,828           39,051,564
        Contributed surplus (Note 5(b))                                               49,000                    -
    Deficit                                                                      (26,246,606)         (19,369,906)
-------------------------------------------------------------------------------------------------------------------
                                                                                  12,359,222           19,681,658
-------------------------------------------------------------------------------------------------------------------
                                                                                  15,990,701           24,025,827
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2004                2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $

REVENUE                                                       5,349,214           31,682,536           13,922,077
-------------------------------------------------------------------------------------------------------------------

Operating expenses
    Cost of sales and product support                         1,652,369           12,510,215            6,473,974
    Research and development, net (Note 6)                    3,308,789            3,310,709            4,887,581
    Amortization of capital and other asset                     242,488            1,076,825            1,504,987
    Selling, general and administrative
        expenses                                              7,604,541           16,581,789           16,033,249
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     12,808,187           33,479,538           28,899,791
-------------------------------------------------------------------------------------------------------------------

Loss from operations                                         (7,458,973)          (1,797,002)         (14,977,714)
-------------------------------------------------------------------------------------------------------------------

Other income
    Interest income                                             329,043               14,939              165,713
    Gain on sale of subsidiary (Note 2)                               -           11,757,280                    -
-------------------------------------------------------------------------------------------------------------------
                                                                329,043           11,772,219              165,713
-------------------------------------------------------------------------------------------------------------------

(Loss) income before income taxes                            (7,129,930)           9,975,217          (14,812,001)
-------------------------------------------------------------------------------------------------------------------

Income taxes (Note 7)
    Current                                                           -               13,136                    -
    Future                                                            -              169,000                    -
-------------------------------------------------------------------------------------------------------------------
                                                                      -              182,136                    -
-------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                            (7,129,930)           9,793,081          (14,812,001)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted (loss) earnings per share (Note 5)             (0.55)                  0.74               (1.12)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted weighted average number
    of common shares outstanding                             13,079,649           13,189,124           13,186,194
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


APPROVED BY THE BOARD OF DIRECTORS




/s/ Arthur G. Ritchie                          /s/ Douglas S. Pryde, Director
ARTHUR G. RITCHIE, DIRECTOR                    DOUGLAS S. PRYDE, DIRECTOR


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

                                                    COMMON STOCK
                                      ----------------------------------------
                                                                                  Contributed
                                              SHARES            AMOUNT              SURPLUS              DEFICIT
                                      -----------------------------------------------------------------------------
                                                                 $                     $                     $
BALANCE, JULY 31, 2001                  13,153,427           39,125,112                               (14,429,738)

Net loss                                                                                              (14,812,001)

Exercise of stock options                   56,000               60,239                                         -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2002                  13,209,427           39,185,351                               (29,241,739)

Net income                                                                                              9,793,081

Share repurchase                           (45,100)            (133,787)                                   78,752
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2003                  13,164,327           39,051,564                               (19,369,906)

Net loss                                                                                               (7,129,930)

Stock-based compensation
    (Note 5(b))                                                                       49,000

Share repurchase                          (166,776)            (494,736)                                  253,230
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2004                  12,997,551           38,556,828               49,000          (26,246,606)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                2004                2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net income (loss)                                        (7,129,930)           9,793,081          (14,812,001)
    Items not affecting cash
        Amortization of capital and other
           assets                                               242,488            1,076,825            1,504,987
        Stock-based compensation                                 49,000                    -                    -
        Gain on sale of subsidiary                                    -          (11,757,280)                   -
        Provision for loan receivable                                 -              100,000                    -
        Future income taxes                                           -              169,000                    -

    Changes in non-cash operating
        working capital items
           Accounts receivable                                  (23,787)          (4,509,208)           2,098,952
           Inventories                                                -             (228,341)            (160,507)
           Prepaid expenses                                      14,651             (926,014)            (174,058)
           Accounts payable and accrued liabilities          (1,098,530)           4,977,197             (144,872)
           Deferred revenue                                     415,176              695,600              237,894
-------------------------------------------------------------------------------------------------------------------
                                                             (7,530,932)            (609,140)         (11,449,605)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Increase in other assets                                   (471,100)                   -               (9,278)
    Purchase of capital assets                                  (58,642)          (1,995,167)          (1,386,306)
    Proceeds from sale of subsidiary, net of cash
        and cash equivalents disposed                                 -           17,663,577                    -
-------------------------------------------------------------------------------------------------------------------
                                                               (529,742)          15,668,410           (1,395,584)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issuance of common shares                                         -                    -               60,239
    Repurchase of common shares                                (241,506)             (55,035)                   -
    Balance of sale receivable                                  588,483             (588,483)                   -
    Deferred credits                                            (29,336)             (29,337)             254,254
-------------------------------------------------------------------------------------------------------------------
                                                                317,641             (672,855)             314,493
-------------------------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents             (7,743,033)          14,386,415          (12,530,696)
Cash and cash equivalents, beginning of year                 20,344,426            5,958,011           18,488,707
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
    END OF YEAR                                              12,601,393           20,344,426            5,958,011
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

There was a nominal amount of interest paid and no income taxes paid during the three-year period ended July 31, 2004.

Non-cash operating and investing activities
    Transaction costs incurred from sale of
        subsidiary                                                    -            1,462,768                    -


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

        Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

        In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

        Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.

        Revenues from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

        Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include unrestricted cash and highly liquid investments.

        CAPITAL ASSETS

        Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                    Furniture and equipment                   5 years
                    Computer equipment                        3 years
                    Leasehold improvements        over the lease term

        OTHER ASSETS

        Other assets comprise contract costs and acquired technology.

        (i)  Contract costs

             Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized ratably over the term of the contract.

        (ii) Acquired technology

             The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RESEARCH AND DEVELOPMENT COSTS

        Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

        INCOME TAXES

        Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

        DEFERRED CREDITS

        Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

        DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

        In 2003, the Corporation early adopted the recommendations of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations." This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed of. It replaced the disposal provisions of Property, Plant and Equipment, Section 3061, as well as Discontinued Operations, Section 3475. The Section:

          o    Provides criteria for classifying assets as held for sale;

          o Requires an asset classified as held for sale to be measured at fair value less cost to sell;

          o Provides criteria for classifying a disposal as a discontinued operation; and

          o Specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets.

        The adoption of this new Section did not have a material impact on the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        FOREIGN EXCHANGE TRANSLATION

        Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the year, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

        EARNINGS PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.

        NEW ACCOUNTING POLICIES ADOPTED

        (i)   Stock-based compensation and other stock-based payments

              In September 2003, the CICA amended Section 3870 of the CICA Handbook, "Stock-Based Compensation and Other Stock-Based Payments", effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. The Corporation early adopted the amendments on a prospective basis effective August 1, 2003, as permitted by the standard. The adoption of this amendment resulted in stock-based compensation in the amount of $49,000, included in selling, general and administrative expenses (see Note 5(b)).

              Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees (see Note 5(b)).

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        (ii)  Guarantees

              As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 14, "Disclosure of Guarantees". This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether or not it will have to make payments under the guarantees.

              In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

              Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

              The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

              In addition, the Corporation has provided warranties as part of the sale of its subsidiary described in Note 2 for claims against it for conditions existing prior to the sale.

        (iii) As of August 1, 2003, the Corporation adopted the new recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in
              Section 3061 "Property, plant and equipment". The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

        (iv) As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

        FUTURE ACCOUNTING CHANGES

        The CICA has issued the following new Handbook Sections, none of which are expected to have a material impact on the Corporation's consolidated financial statements.

        (i) Handbook Section 3110, "Asset retirement obligations", focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004 and is not expected to have a material impact on the Corporation's consolidated financial statements.

        (ii) Accounting Guidelines 15, "Consolidation of variable interest entities", provides clarification on the consolidation of those entities defined as "variable interest entities", when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline comes into effect in fiscal years beginning on or after November 1, 2004 and is not expected to have a material impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.      SALE OF SUBSIDIARY

        On July 31, 2003, the Corporation sold its wholly-owned subsidiary, ClarityBlue Limited ("CBL") for total proceeds of $19,893,485 ((pound)8,841,548), to a group of investors, which included members of senior management, resulting in a gain on disposal in the amount of $11,757,280 ((pound)5,225,458) as follows:

                                                                                                           $
        Proceeds:
         Cash consideration received at closing                                                        19,305,002
         Balance of sale receivable, non-interest bearing                                                 588,483
        -----------------------------------------------------------------------------------------------------------
                                                                                                       19,893,485
        Less transactions costs                                                                         1,462,768
        -----------------------------------------------------------------------------------------------------------
        Net proceeds                                                                                   18,430,717

        Net assets disposed                                                                             6,673,437
        -----------------------------------------------------------------------------------------------------------
        Gain on disposal                                                                               11,757,280
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------


        Net assets disposed of:
        Assets
         Cash and cash equivalents                                                                      2,229,908
         Accounts receivable                                                                            8,485,258
         Inventory                                                                                        433,631
         Prepaid expenses                                                                               1,288,229
         Capital assets                                                                                 2,751,656
        -----------------------------------------------------------------------------------------------------------
                                                                                                       15,188,682
        -----------------------------------------------------------------------------------------------------------

        Liabilities
         Accounts payable and accrued liabilities                                                       6,717,100
         Deferred revenue                                                                               1,629,145
         Future income tax liabilities                                                                    169,000
        -----------------------------------------------------------------------------------------------------------
                                                                                                        8,515,245
        -----------------------------------------------------------------------------------------------------------
                                                                                                        6,673,437
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The Corporation provided warranties for claims against CBL for conditions existing prior to the sale. All warranties expire in fiscal 2005, except for the warranties related to tax matters, which will expire in fiscal 2010. A provision related to those warranties was made in the determination of the gain.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     CAPITAL ASSETS

                                                                                    2004
                                                        -----------------------------------------------------------
                                                                                 Accumulated           Net book
                                                              Cost              amortization             value
                                                       ----------------     -----------------    -----------------
                                                                $                     $                    $
        Furniture and equipment                                 320,113              305,050               15,063
        Computer equipment                                      444,753              255,313              189,440
        Leasehold improvements                                  287,610               99,528              188,082
        -----------------------------------------------------------------------------------------------------------
                                                              1,052,476              659,891              392,585
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

                                                                                   2003
                                                        -----------------------------------------------------------
                                                                                Accumulated             Net book
                                                              Cost              amortization              value
                                                        ----------------     -----------------    -----------------
                                                                $                     $                    $

        Furniture and equipment                                 347,700              285,733               61,967
        Computer equipment                                      419,154              149,913              269,241
        Leasehold improvements                                  287,610               70,099              217,511
        -----------------------------------------------------------------------------------------------------------
                                                              1,054,464              505,745              548,719
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        Amortization expense for capital assets amounted to $214,776 in 2004 ($1,031,395 in 2003 and $556,006 in 2002).

4.      OTHER ASSETS

                                                               2004                                      2003
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net book             Net book
                                         Cost             amortization              value                value
                                   ----------------     ----------------     -----------------    -----------------
                                           $                    $                     $                    $

        Contract costs                     471,100               27,712              443,388                    -
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The acquired technology was fully amortized as of July 31, 2003; as a result, it is not presented. Amortization expense for contract costs and acquired technology amounted to $27,712 in 2004 ($45,430 in 2003 and $948,981 in 2002).

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.      COMMON STOCK

        (a) AUTHORIZED

        An unlimited number of Class "A" common shares without par value

        2004 TRANSACTIONS

        On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 70,100 Class "A" common shares for $111,668 under this program. On December 17, 2003, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 96,676 Class "A" common shares for $129,838 under this program.

        2003 TRANSACTIONS

        On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 45,100 Class "A" common shares for $55,035 under this program.

        (b) STOCK OPTION PLANS

        The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Nasdaq National Market System on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is ten years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.     COMMON STOCK (CONTINUED)

        (b) STOCK OPTION PLANS (CONTINUED)
        Activity in the stock option plans for 2004, 2003 and 2002 was as follows:

                                                2004                       2003                       2002
                                     --------------------------   ------------------------    ---------------------
                                                    WEIGHTED                     Weighted                 Weighted
                                                     AVERAGE                      average                 average
                                       OPTIONS      EXERCISE        Options      exercise      Options   exercise
                                       (000S)         PRICE         (000s)         price       (000s)      price
        -----------------------------------------------------------------------------------------------------------
                                       NUMBER          $US          Number          $US        Number       $US
        -----------------------------------------------------------------------------------------------------------
        Outstanding,
        Beginning of year                1,247        2.41              849        3.52           1,389      4.53
          Granted                          261        1.16              571        1.28             333      3.20
          Exercised                          -        -                   -        -                 56      0.67
          Forfeited                         30        4.58              173        4.08             817      5.30
        -----------------------------------------------------------------------------------------------------------

        Outstanding,
           end of year                   1,478        2.15            1,247        2.41             849      3.52
        -----------------------------------------------------------------------------------------------------------

        Options exercisable,
           end of year                     592        2.83              411        3.09             324      2.84
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2004:


                                                         OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                           ---------------------------------------------  -------------------------
                                                             Weighted        Weighted                     Weighted
                                                              average         average                      average
                                               Options       remaining       exercise         Options     exercise
        Range of exercise prices               (000s)          life            price          (000s)        price
        -----------------------------------------------------------------------------------------------------------
          ($US)                                Number         Years             US$           Number         US$

        < 1.00                                      160           1.97           0.69             160          0.69
        1.00 to 1.99                                894           8.62           1.06             152          1.07
        3.00 to 3.99                                 20           1.97           3.38              20          3.38
        4.00 to 4.99                                 48           3.45           4.40              48          4.40
        5.00 to 5.99                                324           6.71           5.07             184          5.12
        6.00 to 6.99                                 28           5.05           6.36              25          6.37
        7.00 to 7.99                                  4           4.34           7.00               3          7.00
        -----------------------------------------------------------------------------------------------------------
                                                  1,478           7.14           2.15             592          2.83
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.      COMMON STOCK (CONTINUED)

        (b) STOCK OPTION PLANS (CONTINUED)

        The following table presents the weighted average assumptions used to determine the stock-based compensation expense, included in selling, general and administrative expenses for the year ended July 31, 2004, using the Black-Scholes option-pricing model.

        Compensation cost                                                $49,000

        Dividend yield                                                         -
        Expected volatility                                                  52%
        Risk-free interest rate                                             4.4%
        Expected life                                                    7 YEARS
        Number of options granted                                        261,000

        For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair values of the stock options at grant dates, consistent with the method recommended under CICA Handbook Section 3870, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                                                      2004               2003
                                                                                 ----------------------------------
                                                                                        $                  $

        Net (loss) income, as reported                                            (7,129,930)           9,793,081
        Fair value of stock-based compensation                                       (93,686)            (104,763)
        -----------------------------------------------------------------------------------------------------------
        Pro forma net (loss) income                                               (7,223,616)           9,688,318
        -----------------------------------------------------------------------------------------------------------

        Pro forma basic and diluted (loss) earnings per share                         (0.55)                0.73
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

        Risk-free interest rate                                            4.80%
        Dividend yield                                                         -
        Expected volatility                                                  87%
        Weighted average expected life                                   7 YEARS

        (c) EARNINGS (LOSS) PER SHARE

        For the years presented, the Corporation had outstanding options that could potentially dilute the earnings (loss) per share, but were excluded as they were anti-dilutive.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

6.      RESEARCH AND DEVELOPMENT

        Investment tax credits netted against research and development expenses amounted to $370,496 ($747,426 and $612,519 in 2003 and 2002,
        respectively).

7.      INCOME TAXES

        The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                                      2004               2003
                                                                                 ----------------------------------
                                                                                        $                  $
        Income taxes (recovery) at Canadian statutory rates                        (2,266,000)          3,216,000
        Non-taxable amounts                                                                 -            (628,000)
        Utilization of losses carried forward                                               -          (2,979,864)
        Non-recording of benefit from losses carried forward                       (2,266,000)            574,000
        -----------------------------------------------------------------------------------------------------------
        Total income tax expense                                                            -             182,136
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The significant components of the Corporation's future income tax assets and liabilities are as follows:


                                                                                     2004               2003
                                                                                 ----------------------------------
                                                                                        $                  $
        Future tax assets
           Losses carried forward                                                  10,000,000           8,100,000
           Capital assets                                                             164,000             210,000
           Research and development                                                 2,900,000           1,300,000
        -----------------------------------------------------------------------------------------------------------
                                                                                   13,064,000           9,610,000

        Future tax liabilities
           Investment tax credits                                                      64,000             236,000
        -----------------------------------------------------------------------------------------------------------
        Net future income taxes                                                    13,000,000           9,374,000

        Less: valuation allowance                                                 (13,000,000)         (9,374,000)
        -----------------------------------------------------------------------------------------------------------
        Net future income taxes                                                             -                   -
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        The Corporation has losses carried forward to reduce future taxable income for Canadian federal and provincial, US, United Kingdom and German tax purposes of approximately $7,100,000 and $6,700,000, $17,000,000, $146,000 and $3,800,000, respectively, expiring at various dates to 2019. In addition, the Corporation has research and development expenditures carried forward of approximately $7,700,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,300,000, which can be applied against future federal income taxes payable, expiring at various dates to 2014. The benefits of these items have not been recognized in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


8.      COMMITMENTS

        The Corporation is committed under operating leases for a total amount of approximately $1,631,000. The minimum payments due in each of the forthcoming years are as follows:

                                                        $

                      2005                           466,000
                      2006                           381,000
                      2007                           296,000
                      2008                           244,000
                      2009                           244,000

9.      SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two reportable geographic segments. Both the North American and European segments distribute a full range of Nucleus Exploration series products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                                          North America         Europe            Total
                                                          -------------         ------            -----
      2004
      Revenue                                                 1,503,184          3,846,030         5,349,214
      Loss before taxes                                      (6,799,588)          (330,342)       (7,129,930)
      Identifiable assets                                    12,077,507          3,913,194        15,990,701

      2003
      Revenue                                                 3,423,142         28,259,394        31,682,536
      Income before taxes                                     7,670,884          2,304,333         9,975,217
      Identifiable assets                                    19,596,545          4,429,282        24,025,827

      2002
      Revenue                                                 4,417,697          9,504,380        13,922,077
      Loss before taxes                                     (10,927,783)        (3,884,218)      (14,812,001)
      Identifiable assets                                     5,797,886          9,729,912        15,527,798

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.     FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amount of the Corporation's financial assets and liabilities included in the current and non-current assets and current and non-current liabilities approximate their fair values at July 31, 2004.

        CREDIT RISK

        The Corporation's exposure to credit risk as of July 31, 2004, is equal to the carrying amount of its financial assets.

        CONCENTRATION OF CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

        CURRENCY RISK

        The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

11.    SIGNIFICANT CUSTOMERS

        For the year ended July 31, 2004, the Corporation generated approximately 36% of its revenues from two customers (26% from two customers in 2002).

12.    COMPARATIVE FIGURES

       Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Corporation does not have material differences between Canadian and United States generally accepted accounting principles.

        The following items present other supplementary disclosures required under United States generally accepted accounting principles.

        COMPREHENSIVE INCOME

        The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate Statement of comprehensive income has not been presented.

        STOCK-BASED COMPENSATION

        The Corporation accounts for its stock-based compensation for accounts granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees". U.S. GAAP requires companies that follow this method to make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No.123, "Accounting for Stock Based Compensation", had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis, in accordance with SFAS No.148.

        The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis, giving effect to the pro forma compensation expense relating to stock options granted to employees prior to August 1, 2003, in accordance with SFAS 123.

                                                          JULY 31, 2004         JULY 31, 2003        JULY 31, 2002
                                                        ----------------     -----------------    -----------------
                                                                $                     $                    $

        Net (loss) income, as reported                       (7,129,930)           9,793,081          (14,812,001)
        Pro forma (expense) compensation benefit               (615,749)            (482,038)             301,420
        -----------------------------------------------------------------------------------------------------------
        Pro forma net income (loss)                          (7,745,679)           9,311,043          (14,510,581)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

        Pro forma basic earnings (loss) per share                 (0.59)                0.71                (1.10)
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        STOCK-BASED COMPENSATION (CONTINUED)

        The Corporation recognized a compensation benefit of $301,420 in 2002, which resulted from the reversal of a previously recorded stock compensation expense on the forfeiture of unexercised options. The benefit is reconciled as follows: (1) stock compensation expense $597,381 in 2002 for employee-based stock option plans in accordance with SFAS 123 and (2) reversal of previously recorded stock compensation expense on the forfeiture of an unexercised option of $898,801 in 2002.

        SFAS 123 requires that the pro forma compensation expense be recognized over the vesting period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal years 2004, 2003 and 2002.

                                                          JULY 31, 2004         JULY 31, 2003        JULY 31, 2002
                                                        ----------------     -----------------    -----------------

        Risk-free interest rate                                 4.40%                 4.80%               4.75%
        Dividend yield                                             -%                    -%                  -%
        Volatility factor of the expected market
           price of the Corporation's common stock                52%                   87%                 89%
        Term to maturity                                      7 YEARS               7 years             7 years

        RECENT ACCOUNTING PRONOUNCEMENTS

        In May 2003, the FASB issued the SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and will otherwise be effective at the beginning of the first period commencing after June 15, 2003. The adoption of SFAS 150 did not have an impact on the Corporation's business, results of operations or financial position.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2004, 2003 AND 2002
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.     RECONCILIATION OF CANADIAN AND UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

        In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation's business, results of operations or financial position.

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------



DIRECTORS                                                          OFFICERS

ARTHUR G. RITCHIE                                                  ARTHUR G. RITCHIE
Chairman of the Board, President and                               Chairman of the Board, President and Chief
Chief Executive Officer of SAND                                    Executive Officer of SAND

STEVE DENNISON                                                     JEROME SHATTNER
Financial Director                                                 Executive Vice-President of SAND
Lynx Express Limited
                                                                   GILLES THERRIEN
DOUGLAS S. PRYDE                                                   Vice-President, Finance and Administration, and
Barrister & Solicitor                                              Chief Financial Officer of SAND

JEROME SHATTNER                                                    GEORGES DUBE
Executive Vice President of SAND                                   Corporate Secretary

MARTIN SHINDLER
Accountant and Business Consultant

GEORGE WICKER
Executive Vice President of SAND
   Technology Corporation

AUDIT COMMITTEE

STEVE DENNISON (Chairman)
DOUGLAS S. PRYDE
MARTIN SHINDLER

OPTION COMMITTEE

DOUGLAS S. PRYDE
MARTIN SHINDLER

SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------

EXECUTIVE OFFICE                                               AUDITORS
SAND Technology Inc.                                           Deloitte & Touche LLP
215 Redfern Avenue                                             Montreal, Quebec
Suite 410
Westmount, Quebec
CANADA H3Z 3L5

UNITED STATES                                                  TRANSFER AGENTS
SAND Technology Corporation                                    CIBC Mellon Trust Company
1616 Anderson Road                                             2001 University Street
McLean                                                         Suite 1600
Virginia 22102                                                 Montreal, Quebec
U.S.A.                                                         CANADA H3A 2A6

George Wicker
Executive Vice President

IRELAND                                                        INVESTOR RELATIONS
SAND Technology (Ireland) Limited                              Inquiries may be directed to
6 Fitzwilliam Square                                           de Jong & Associates, sndt@dejong.org
Dublin 2                                                       (760) 943-9065
IRELAND

Wendy Greenford
Managing Director

UNITED KINGDOM                                                 STOCK TRADING INFORMATION

SAND Technology Limited                                        The Company's Class A Common Shares are traded on The
Pinewood                                                       Nasdaq SmallCap Market System under the trading symbol
Chineham Business Park                                         SNDT.
Crockford Lane
Chineham, Basingstoke
Hampshire RG24 8AL
UNITED KINGDOM                                                 FORM 20-F
                                                               The Company's Annual Report on Form 20-F as filed with
Haydn Lewis                                                    the Securities and Exchange Commission, is available
Managing Director                                              without charge, upon written request addressed to the
                                                               Vice President and Chief  Financial Officer at the
                                                               Company's Executive Office.
GERMANY

SAND Technology Deutschland GmbH
Chilehaus A, Fischertwiete 2                                   ANNUAL MEETING
D-20095 Hamburg
GERMANY                                                        The annual meeting of shareholders will be held at 10:00
                                                               a.m. on Thursday, December 16, 2004, at the offices of
Roland Markowski                                               Lavery, de Billy, 1 Place Ville Marie, 40th Floor,
Managing Director                                              Montreal, Quebec, Canada.

                           [INTENTIONALLY LEFT BLANK]


CANADA                             UNITED STATES              UNITED KINGDOM                    GERMANY
SAND TECHNOLOGY INC.               SAND TECHNOLOGY CORP.      SAND TECHNOLOGY LTD.              SAND TECHNOLOGY
(CORPORATE HEADQUARTERS)                                                                        DEUTSCHLAND GMBH

215 Redfern, Suite 410             754A Lexington Ave.        Pinewood                          Chilehaus A
Westmount, Quebec                  Kenilworth, NJ 07033       Chineham Business Park            Fischertwiete 2
H3Z 3L5                            Tel: (732) 750-4848        Crockford Lane, Chineham          D-20095 Hamburg
Tel: (514) 939-3477                Fax: (732) 750-4848        Basingstoke, Hampshire RG24 8AL   Tel: +49 (0)40 32005 836
Fax: (514) 939-2042                Web: www.sand.com          Tel: +44 (0) 1256 698040          Fax: +49 (0)40 32005 601
Web: www.sand.ca                                              Fax: +44 (0) 1256 698260          Web: www.sandtechnology.de
                                                              Web: www.sand.com

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the Annual Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Thursday, December 16, 2004 at 10:00 o'clock (Montreal time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2004, together with the Report of the Auditors thereon;

2. to elect six (6) directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;

3. to appoint Deloitte & Touche LLP, Chartered Accountants, to the office of Auditor for the fiscal year 2005 and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor; and

4. to transact such further and other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Additional information relating to the matters to be put before the Meeting is set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 17th day of November 2004.


                                        BY ORDER OF THE BOARD OF DIRECTORS,





                                        Arthur G. Ritchie
                                        Chairman of the Board
                                        President and Chief Executive Officer


THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON THURSDAY, NOVEMBER 18, 2004 AS THE RECORD DATE FOR THE DETERMINATION OF THE SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT THE MEETING. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5:00 P.M. (EST) ON TUESDAY, DECEMBER 14, 2004 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                           [INTENTIONALLY LEFT BLANK]

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5
                            Telephone: (514) 939-3477


                            MANAGEMENT PROXY CIRCULAR


                             SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION" OR "SAND") OF PROXIES FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF SAND TO BE HELD AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, ON THURSDAY, DECEMBER 16, 2004 AT 10:00 O'CLOCK (MONTREAL TIME) IN THE MORNING (THE "MEETING") FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS ("NOTICE OF MEETING") OR AT ANY ADJOURNMENT OF THE MEETING. THE INFORMATION CONTAINED IN THIS CIRCULAR IS GIVEN AS AT NOVEMBER 17, 2004, EXCEPT WHERE OTHERWISE NOTED. ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED.

     The solicitation of proxies by the Corporation will be primarily done by mail but proxies may also be solicited in person or by telephone by directors, officers, employees or agents of the Corporation or its subsidiaries, or by CIBC Mellon Trust Company, its transfer agent. The Corporation may retain and pay a fee to one or more other professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. All costs of the solicitation will be borne by the Corporation. This Management Proxy Circular and the accompanying Form of Proxy and Annual Report to Shareholders are expected to be first mailed to shareholders on or about November 19, 2004.

APPOINTMENT OF PROXYHOLDERS

     The persons named in the enclosed Form of Proxy are Directors or Officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR AN OFFICER) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO BY CROSSING OUT THE NAMES PRINTED ON THE FORM OF PROXY AND INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. The shareholder may direct that the shares of the shareholder be voted for, or against, or be withheld from voting on matters specified in the proxy, by marking the Form of Proxy as appropriate.

     The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s). A form of proxy will only be valid if it is duly completed, signed, dated and received at the office of the registrar and transfer agent of Sand, namely CIBC Mellon Trust Company, 200 Queen's Quay East, Unit # 6, Toronto, Ontario, Canada M5A 4K9, no later than 5 p.m. (EST) on Tuesday, December 14, 2004 or, if the Meeting is adjourned, forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

     THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS BECAUSE A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR CLASS A COMMON SHARES OF SAND (THE "COMMON SHARES") IN THEIR OWN NAME.

     Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common Shares in their own name but through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then, in almost all cases, the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY DIRECT THE VOTING OF THEIR COMMON SHARES IN ACCORDANCE WITH THOSE INSTRUCTIONS.

     Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by the broker, agent, or nominee of such shareholder is limited to instructing the registered holder of the relevant Common Shares on how to vote such Common Shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks the Beneficial Shareholder to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of Common Shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM ADP CANNOT USE THAT FORM TO VOTE HIS/HER COMMON SHARES DIRECTLY AT THE MEETING. INSTEAD, THE VOTING INSTRUCTION FORM MUST BE RETURNED TO ADP OR ALTERNATE VOTING PROCEDURES MUST BE COMPLETED WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH COMMON SHARES ARE VOTED.

REVOCATION OF PROXIES

     A registered shareholder who has given a proxy may revoke the proxy by (a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company, as described above; (b) depositing an instrument in writing properly executed by the registered shareholder authorized in writing:
(i) at the office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or (c) in any other manner permitted by law.

     Beneficial Shareholders who wish to revoke a voting instruction form should communicate with their broker, intermediary or other nominee as to the procedure to be followed to effect such revocation.


                  EXERCISE OF DISCRETION BY HOLDERS OF PROXIES

     The persons named in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the shareholder appointing them and, if a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY:

     o FOR the election as directors of the nominees whose names are set out under the heading "Election of Directors"; and

     o FOR the appointment of Deloitte and Touche LLP to the office of Auditor of the Corporation and the authorization of the Audit Committee of the Board of Directors to fix the remuneration of the Auditor.


     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING. AS OF THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS NOT NOW KNOWN TO THE MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE COMMON SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.


                              FINANCIAL STATEMENTS

     The Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2004 and the Report of the Auditors thereon, which will be placed before the shareholders at the Meeting, are contained in the 2004 Annual Report of the Corporation which is being mailed together with this Management Proxy Circular. No vote by the shareholders with respect to the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2004 and the Report of the Auditors thereon is required or proposed to be taken.

                                  VOTING SHARES

     The Common Shares of the Corporation are the only shares entitled to vote at the Meeting of Shareholders. Each Common Share carries one vote. On October 29, 2004, there were 12,909,751 Common Shares outstanding.

     The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of not less than 33 1/3% of the shares entitled to vote at the meeting are present in person or represented by proxy.

     THE BOARD OF DIRECTORS OF SAND (THE "BOARD OF DIRECTORS" OR THE "BOARD") FIXED THE CLOSE OF BUSINESS ON THURSDAY, NOVEMBER 18, 2004 AS THE RECORD DATE (THE "RECORD DATE") FOR THE PURPOSE OF DETERMINING SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT, THE MEETING, but the failure of any shareholder to receive a Notice of Meeting does not deprive the shareholder of a vote at the Meeting. If a person has acquired shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his or her name in the list of shareholders not later than ten (10) days before the date of the Meeting.


                     PRINCIPAL HOLDERS OF VOTING SECURITIES

     As at October 29, 2004, the following are the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than ten percent (10%) of the votes attached to the shares of the Corporation:

                                Number of Common Shares      Percentage of Common Shares
                                  Beneficially Owned,             Beneficially Owned,
                                Controlled or Directed          Controlled or Directed
                                ------------------------     ---------------------------
ARTHUR G. RITCHIE...........            2,149,138                        16.6%

                INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON

     No director, officer or associate of a director or officer nor, to the knowledge of the directors or Management of the Corporation after having made reasonable inquiry, any person who beneficially owns, directly or indirectly, more than 10% of the Common Shares outstanding as at the date of this Management Proxy Circular, or any associate or affiliate of such person, has any material interest, direct or indirect, in the matters to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS

     Pursuant to the Articles and By-laws of the Corporation and the requirements of the CANADA BUSINESS CORPORATIONS Act under which the Corporation is organized, the Board of Directors shall consist of not fewer than three (3) and not more than eleven (11) directors. The Board of Directors has fixed the number of directors to be elected at six (6). Proxies cannot be voted for a greater number of persons than the number of nominees named.

     The following is a list of the nominees who have agreed to serve as directors until the close of the next annual meeting of shareholders or until their respective successors are duly elected or appointed. All the nominees are currently directors of the Corporation and have been directors since the dates indicated. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED BELOW, EACH OF WHOM IS PROPOSED AS NOMINEE FOR ELECTION AS A DIRECTOR. SUCH ELECTION WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE PROPOSED NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY INTEND TO VOTE FOR SUCH OTHER PROPERLY QUALIFIED NOMINEE, AS THEY, IN THEIR DISCRETION, DETERMINE.

     At least twenty-five percent of the directors must be Canadians within the meaning given to such term in the CANADA BUSINESS CORPORATIONS ACT.

     There is no contract, arrangement or understanding between any proposed nominee and any other person pursuant to which the nominee is to be elected.

     The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Information as to the six (6) nominees for election as directors is as follows as of October 29, 2004:

                                                                                                  COMMON SHARES
                                                                                              BENEFICIALLY OWNED OR
                                                                                              OVER WHICH CONTROL OR
NAME                          PRINCIPAL OCCUPATION                     DIRECTOR SINCE        DIRECTION IS EXERCISED
--------------------------    -------------------------------------   -----------------     --------------------------
ARTHUR G. RITCHIE             Chairman of the Board, President              1983                     2,149,138
                              and Chief Executive Officer
                              of Sand

STEVE DENNISON                Financial Director                            2002                         5,100
                              Lynx Express Limited

DOUGLAS S. PRYDE              Barrister & Solicitor                         2001                           Nil

JEROME SHATTNER               Executive Vice-President of Sand              2000                     1,023,000

MARTIN SHINDLER               Accountant and                                1987                         2,140
                              Business Consultant

GEORGE WICKER                 Executive Vice-President, Sand                1996                       274,950
                              Technology Corporation

     The Board of Directors has established two standing committees: the Audit Committee and the Option Committee. Certain responsibilities have been delegated to these committees. Each committee has been instructed to perform certain advisory functions and either make certain decisions or recommendations and report to the Board of Directors. The Board of Directors has not established an Executive Committee nor has it established a Corporate Governance, Nomination, Human Resources or Compensation Committee.

     Messrs. Dennison, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Dennison is Chairman of the Audit Committee. Mr. Dennison, Mr. Pryde and Mr. Shindler satisfy the current requirements of The Nasdaq Stock Market, Inc. relating to the independence and the qualification of the members of the Audit Committee. See the section entitled "Corporate Governance" in this Management Proxy Circular for a more detailed discussion of the Audit Committee.

     Mr. Pryde and Mr. Shindler, both of whom are non-management and unrelated directors, currently comprise the Option Committee which administers the 1996 Stock Incentive Plan and the 1996 Stock Option Plan. See the section entitled "Corporate Governance" in this Management Proxy Circular for a more detailed discussion of the Option Committee.


                            REMUNERATION OF DIRECTORS

     For the fiscal year ended July 31, 2004, each director, other than those directors who are salaried officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director and an additional amount of $1,500 per year for serving as a member of a committee of the Board of Directors.


                             EXECUTIVE REMUNERATION

CASH REMUNERATION

     For the fiscal year ended July 31, 2004, the aggregate cash remuneration including salaries and bonuses paid by Sand to six (6) executive officers or senior management for services rendered in all capacities to the Corporation and its subsidiaries during all or part of the fiscal year as applicable, was $1,024,283.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

EMPLOYEE COMPENSATION PLAN

     The Corporation has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

     The Incentive Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the Nasdaq Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

     As at October 29, 2004, 950,500 options had been granted and remained outstanding under the Incentive Plan and 125,500 options remained available for grant.

     During the fiscal year ended July 31, 2004, the Committee granted options to purchase an aggregate of 230,000 Common Shares to seven (7) employees at exercise prices which vary from US$1.00 to US$5.00 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 19,500 options were cancelled. No options were exercised.

     During the period August 1, 2004 to October 29, 2004, the Committee did not grant any option to purchase Common Shares. 5,000 options were cancelled. No options were exercised.

1996 STOCK OPTION PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

     The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

     As at October 29, 2004, 553,500 options had been granted and remained outstanding under the Option Plan and 170,500 options remained available for grant.

     During the fiscal year ended July 31, 2004, the Committee granted options to purchase an aggregate of 31,000 Common Shares to five (5) employees at exercise prices which vary from US$1.07 to US$1.17 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 10,500 options were cancelled. No options were exercised.

     During the period August 1, 2004 to October 29, 2004, the Committee granted options to purchase an aggregate of 35,500 Common Shares to four (4) employees at an exercise price of US$1.00 per share which was not less than the closing price of the Common Shares on the Nasdaq Market System on the day prior to the grant. 5,000 options were cancelled. No options were exercised.

EMPLOYMENT AGREEMENT

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of Sand, entered into an employment agreement ("the Agreement") with Sand upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $218,153 during each of the fiscal years ended July 31, 2004, 2003 and 2002 and the Board of Directors approved the payment of cash bonuses of $395,973 and $48,055 to Mr. Ritchie for each of the fiscal years ended July 31, 2003 and 2002. The Board of Directors authorized the payment of a special bonus to Mr. Ritchie on January 8, 2001 in the amount of $100,000 relative to the successful arrangement of financing for the Company to insure its ongoing operations. Mr. Ritchie does not hold any outstanding stock options which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to licensing, sale or other disposition of the Nucleus Data Base Systems. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of Sand to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2004, the employment of Mr. Ritchie was automatically extended to December 31, 2004 on terms similar to those in the Agreement and it is expected that his employment shall be extended beyond January 1, 2005 either on terms similar to those in the Agreement or on terms to be agreed upon.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND OTHERS

     The directors and officers of Sand, and their associates, were not indebted to the Corporation or to any of its subsidiaries at any time since the beginning of the last completed fiscal year of the Corporation.


                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss and per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by the Corporation and amounts to approximately US$150,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.


                              CORPORATE GOVERNANCE

     Governance processes are subject to ongoing review and assessment by the Board of Directors to maintain high standards of corporate governance in a rapidly changing environment.

     The Corporation is aware that certain additional corporate governance protections may be required to be put into place under the provisions of the United States SARBANES-OXLEY ACT OF 2002 and the corporate governance guidelines of The Nasdaq Stock Market, Inc. The Corporation anticipates that it will be in compliance with such changes as they become effective, if not earlier.

BOARD OF DIRECTORS

     Pursuant to the CANADA BUSINESS CORPORATION ACT, the Board of Directors is required to manage, or supervise the management of, the affairs and business of the Corporation. The principal responsibilities of the Board are to supervise and evaluate management, to oversee the conduct of the business of the Corporation, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

     The Board of Directors has adopted a Charter, which sets out the duties and responsibilities of the Board of Directors.

     The Board of Directors has also adopted Standards of Ethical Conduct, which apply to all directors and officers of the Corporation.

     In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the strategic planning process of the Corporation and approving a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation; (ii) identifying the principal risks of the business of the Corporation and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Corporation has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on authority of management; (v) overseeing the integrity of the internal control and management information systems of the Corporation; (vi) overseeing the communications policy of the Corporation with its shareholders and with the public generally; (vii) providing for the independent functioning of the Board; and (viii) adopting, monitoring and, where appropriate, granting waivers from the Standards of Ethical Conduct that governs the behaviour of directors, officers and employees of the Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board has established two committees: the Audit Committee and the Option Committee. Committee members are appointed annually following the annual meeting of the shareholders of the Corporation.

AUDIT COMMITTEE

     The Audit Committee has adopted a formal Charter that details its mandate.

     The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Corporation. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Corporation and recommending whether such statements should be approved by the Board; (b) reviewing and approving unaudited interim financial statements of the Corporation; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Corporation and, where necessary, the removal of the independent auditors of the Corporation; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Corporation; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Corporation; (f) monitoring and evaluating the independence and performance of the independent auditors of the Corporation; (g) pre-approving all non-audit services to be provided to the Corporation by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Corporation and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Corporation; (j) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation of the Corporation; (k) monitoring the compliance of the Corporation with legal and regulatory requirements related to financial reporting and disclosure; (l) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Corporation; (m) reviewing and ensuring the acceptability of the accounting principles of the Corporation; (n) identifying the principal financial risks of the Corporation; (o) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

     The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of complains or concerns regarding questionable accounting or auditing matters. Any employee of the Corporation or its affiliates may submit a good faith complaint regarding accounting or auditing matters to the management of the Corporation without fear or dismissal or retaliation of any kind.

     It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the Auditor and Management of the Corporation. In performing its role, the Audit Committee is empowered to investigate any matter brought to its intention, with full access to all books, records, accounts, facilities and personnel of the Corporation. The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.

OPTION COMMITTEE

     The Option Committee is appointed by the Board of Directors to administer the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the heading "Executive Remuneration" above.

STANDARDS OF ETHICAL CONDUCT

     As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Corporation. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Corporation of any waiver from these standards granted to the directors or officers of the Corporation in the quarterly report of the Corporation that immediately follows the grant of such waiver.


                            REPORT OF AUDIT COMMITTEE

     The Audit Committee is described in the section entitled "Corporate Governance" in this Management Proxy Circular.

     The following is the report of the Audit Committee with respect to the Audited Consolidated Financial Statements for the Corporation for the fiscal year ended July 31, 2004. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the SECURITIES ACT of 1933, as amended, or the SECURITIES EXCHANGE ACT of 1934, as amended, except to the extent that this report is specifically incorporated by reference in such filing.

     REVIEW WITH MANAGEMENT. The Audit Committee has reviewed and discussed with Management the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2004.

     REVIEW AND DISCUSSIONS WITH AUDITOR. The Audit Committee has discussed with Deloitte & Touche LLP, the Auditor of the Corporation, the matters required to be discussed by SAS61 (Codification of Statements on Accounting Standards) which include, among other items, matters related to the conduct of the audit of the financial statements of the Corporation.

     The Audit Committee has also received written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 which relates to the independence of the Auditor from the Corporation and has discussed with Deloitte & Touche LLP its independence from the Corporation.

     CONCLUSION. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2004 be approved and that they be included in the Annual Report of Sand to its shareholders, in the Annual Report of Sand on Form 20-F and in any reports on Form 6-K.

     This report is submitted by the members of the Audit Committee of the Board of Directors, namely:

Steve Dennison, Chairman
Douglas Pryde.
Martin Shindler


                             APPOINTMENT OF AUDITOR

     There will be submitted to the Meeting a resolution to re-appoint Deloitte & Touche LLP, Chartered Accountants, to the office of Auditor of Sand for a term expiring at the close of the next annual meeting of shareholders and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor. Deloitte & Touche LLP has acted as the Auditor of the Corporation for more than five (5) years. Representatives of Deloitte & Touche LLP will be present at the Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

     IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE CORPORATION TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITOR. SUCH RE-APPOINTMENT WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING.

Audit Fees

     Deloitte & Touche LLP billed the Corporation $128,192 in fiscal 2004 for professional services rendered for the audit of the Annual Consolidated Financial Statements and the review of financial statements included in statutory and regulatory filings. From that amount, $7,000 was related to fiscal 2004 while $121,192 was related to fiscal 2003.

Tax Fees

     Deloitte & Touche LLP billed the Corporation $102,450 in fiscal 2004 for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to corporate international tax planning, the preparation of corporate tax returns and specific tax advice on research and development tax credit payments.

Other Fees

     Other than the audit and tax services described above, Deloitte & Touche LLP did provide other services amounting to $25,950 to the Corporation in fiscal 2004.

     The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee is of the opinion that the provision of these services does not compromise the independence of the Auditor. All non-audit services provided by Deloitte & Touche LLP must be approved by the Audit Committee.

              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

     The CANADA BUSINESS CORPORATIONS ACT permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2005 is August 20, 2005.


                            AVAILABILITY OF DOCUMENTS

     COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE ON THE WRITTEN REQUEST OF THE VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER, AT THE ADDRESS SHOWN FOR SAND APPEARING ON PAGE 1 OF THIS MANAGEMENT PROXY
CIRCULAR: THE FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION; THE 2004 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JULY 31, 2004 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS IN RESPECT THEREOF; THE DOCUMENT ENTITLED STANDARDS OF ETHICAL CONDUCT OF THE CORPORATION; THE INTERIM FINANCIAL STATEMENTS FOR FISCAL PERIODS SUBSEQUENT TO JULY 31, 2004 AND THIS MANAGEMENT PROXY CIRCULAR.


                              APPROVAL OF DIRECTORS

     THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF SAND.







Westmount, Quebec                          Arthur G. Ritchie
November 17, 2004                          Chairman of the Board,
                                           President and Chief Executive Officer

                              SAND TECHNOLOGY INC.
                                     PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION") AND WILL BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON THURSDAY, DECEMBER 16, 2004 AND AT EVERY ADJOURNMENT THEREOF.

The undersigned shareholder of Sand Technology Inc. hereby appoints Arthur G. Ritchie, Chairman of the Board of the Corporation, or failing him, Jerome Shattner, a director of the Corporation, or failing him, Georges Dube, Secretary of the Corporation, or instead of any of them ____________________ , with full power of substitution, as the proxy of the undersigned to attend, act and vote all Class A Common Shares held of record by the undersigned, at the Annual Meeting of the Shareholders of the Corporation, to be held on Thursday, December 16, 2004 at 10:00 o'clock (Montreal time) in the morning at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie,
Montreal, Quebec, Canada, and at every adjournment of the meeting. Without limiting the general authorization and powers given by this proxy, the undersigned hereby directs each of persons named as proxy to vote as follows:

1. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the election as Directors of Steve Dennison, Arthur G. Ritchie, Douglas S. Pryde, Jerome Shattner, Martin Shindler and George Wicker.

2. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the appointment of Deloitte & Touche, LLP, as auditor of the Corporation and authorization for the Audit Committee of the Board of Directors of the Corporation to fix the remuneration of the auditor.

3. At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment of the Meeting.

THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL. ANY PROXIES GIVEN PRIOR TO THE DATE BELOW ARE HEREBY REVOKED.

                              Dated this ______ day of ____________ 2004


                              ------------------------------------------------
                                           NAME OF SHAREHOLDER
                                               (print name)


                              ------------------------------------------------
                                       SIGNATURE OF THE SHAREHOLDER

                              YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO
                              NEED NOT BE A SHAREHOLDER) OTHER THAN A PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT FOR YOU AT THE MEETING. YOU MAY EXERCISE THAT RIGHT BY INSERTING THE NAME OF YOUR DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT. ANOTHER APPROPRIATE FORM OF PROXY MAY BE SUBMITTED.

                              The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

                              IN ORDER TO BE VALID, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5:00 P.M. ON TUESDAY, DECEMBER 14, 2004 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                              THIS FORM OF PROXY SHOULD BE DATED AND THE
                              SIGNATURE ON IT SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. IF THIS FORM OF PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE OF THE MEETING.

                              SAND TECHNOLOGY INC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAND TECHNOLOGY INC.

November 22, 2004                       /s/ Arthur Ritchie
                                        --------------------------------
                                        Arthur Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer


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